UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of November 2016

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.  On October 31, 2016, the Company sold its two Panamax vessels, the Amalfi and the Samatan, along with their associated bank debt, to entities controlled by the Company's Chairman and CEO, Mr. George Economou.  In connection with this transaction the Company entered into an amenmdent to its Secured Revolving Facility Agreement with Sifnos Shareholders Inc., ("Sifnos") an entity controlled by Mr. Economou, (the "Facility") to increase the size of the Facility from $70 million to $75 million. Pursuant to the amendment to the Facility, the Company has the option to elect, within 365 days from the signing of the amendment to the Facility, to convert $7.5 million of the outstanding principal amount of the Facility to common shares of the Company which shall be issued to Sifnos at a 5-day VWAP.  As disclosed in Item 7.A. of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015, George Economou, the Company's Chairman and CEO, is a beneficial owner of the Company's shares and therefore had, solely with respect to such ownership, an indirect financial interest in the transaction.  The Company's Board of Directors and the Audit Committee of the Board of Directors approved the transaction on the basis, in part, of a fairness opinion provided by an independent third-party advisor. No other financial advisors were retained in connection with the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 2, 2016	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
Executive Vice President and interim Chief Financial Officer